FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2019	2

RESULTS JANUARY | JUNE 2019

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 15 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Q2 19 Highlights Mr. José María Álvarez-Pallete Chairman & CEO 3

The most advanced network | Q2 Group highlights

1. More customers, more loyal

- **Unabated momentum in value**
  - ✓ FTTx/Cable retail accesses +14% y-o-y; 65% penetration
  - ✓ LTE acceses +18% y-o-y; 52% penetration
- **Digitalisation increases customer lifespan**
  - ✓ Avg. Revenue/Access +4.4% (+0.2 p.p. vs Q1 19)
  - ✓ "Fusión" lifetime at c.6 yrs; UK mobile contract c.9 yrs
- **Customer satisfaction benefits:** NPS 20%
  - ✓ World-class digital experience

2. Reliable & sustainable growth

- **Sustained revenue growth (+3.7% y-o-y)**
  - ✓ 55% of revenues coming from BB & SoC
- **OIBDA accelerating to +1.6%** (executing on fundamentals)
  - ✓ Efficiencies & digitalisation savings
- **OpCF turning positive** (+0.9% vs Q2 18)
- **H1 FCF €2.8bn** (+35.1% y-o-y in Q2; +78.0% in H1)
- Deliver on efficient use of resources: H1 Capex/Sales 14.1%

3. The best technology at the customers' service

- The **most advanced networks** in Europe and Latin America
- **#1 Virtualisation and AI**
- **World's largest UBB/FTTH footprint (ex-China);** 121m premises passed
- **Cognitive platforms** in customer service centers
- **Moving towards 5G** at the right "sustainable" speed

4. Strengthening Balance Sheet

- **Net debt reduction for 9 Qs in a row**
  - ✓ €40.2Bn Jun-19; €38.7Bn incl. post closing events
- **Prioritising deleverage**: FCF the main driver
- **Focus on increasing ROCE** (portfolio management, cost savings and efficiencies)
- **Returning value to shareholders** (2019 DPS: €0.4/sh.)

Telefónica

y-o-y organic variations; y-o-y accesses

1

Financial achievements H1 19 Q2 19 Reported Reported Organic Reported Reported Organic € in millions IFRS 16 y-o-y y-o-y IFRS 16 y-o-y y-o-y Revenues 24,121 (0.9%) 3.8% 12,142 (0.0%) 3.7% Improving revenue trends Service revenues 21,556 (2.2%) 2.5% 10,856 (1.2%) 2.3% OIBDA 8,702 7.4% 1.3% 4,438 4.7% 1.6% Reported & Organic growth OIBDA margin 36.1% 2.8 p.p. (0.8 p.p.) 36.5% 1.7 p.p. (0.7 p.p.) OpCF (ex-spectrum) 5,339 12.0% (2.4%) 2,611 9.5% 0.9% Net Income 1,787 2.8% 862 (4.5%) EPS (€) 0.32 12.0% 0.16 (4.3%) FCF 2,756 78.0% 1,348 35.1% Strong FCF expansion Net Financial Debt 40,230 (5.7%) ex- leases Ongoing debt reduction Reported growth rates affected by • Negative FX evolution & regulation & perimeter changes (OIBDA Q2 & H1: -4.8 & -5.2 p.p. y-o-y respectively) • IFRS 16 (OIBDA H1: +€768m; Q2: +€354m; Net Income H1: -€87m; Q2:-€70m); leases (€7,542m) • Other special factors (OIBDA H1: €+308m; Q2: €+188m; Net Income H1: €-139m; Q2: €-110m): HYP in ARG, restructuring costs, net capital gains, PPA, VZ growth, tax provision and tax interests 2

2019 guidance reiterated Operating 2019 guidance Guidance 2019E H1 19 (organic) Revenues Around +2% 3.8% Sustained revenue & OIBDA growth despite regulation OIBDA Around +2% 1.3% CapEx/Sales Around 15% 14.1% ex-spectrum CapEx rationality 2019 DIVIDEND €0.4/SH. CASH Dividends to be paid in 2019 calendar yr. €0.40/sh. Cash: 20/Jun/19 €0.20/sh. Interim Dec-19 €0.20/sh. Cash: 19/Dec/19 €0.20/sh. Final Jun-20 €0.20/sh. 3

Delivering robust financials Q2: steady top line organic growth Revenues organic y-o-y • Strong growth in Digital revenues (+19.0%) and B2B (+4.3%) 3.8% 3.7% 3.8% 4.5% • Service revenue +2.3%; handset sales +16.7% (+1.1 p.p. q-o-q) ex-reg • All regions growing organically • LatAm-fuelled growth (+6.2% y-o-y), Europe maintains Q1 Q2 H1 momentum at +1.7% (+0.1 p.p. q-o-q) • Reported revenues flat y-o-y, sequentially increasing €11,979m €12,142m €24,121m Reported y-o-y (1.7%) (0.0%) (0.9%) Q2 organic OIBDA accelerates y-o-y OIBDA • Europe back to growth organic y-o-y - Latam +3.2% (+1.5 p.p. q-o-q), Europe +0.5% (+0.7 p.p. q-o-q) 1.6% 1.3% 1.9% • 36.5% OIBDA margin (+1.7 p.p. reported; -0.7 p.p. org.) ex-reg 1.0% • Reported y-o-y impacted by IFRS 16 (Q2: +€354m; H1: €768m) • Improving OpCF organic trends in Q2; +6.1 p.p. q-o-q Q1 Q2 H1 - CapEx +2.4% ; -8.8 p.p. q-o-q €4,264m €4,438m €8,702m Reported y-o-y 10.3% 4.7% 7.4% 4

B2C | Growing engagement and monetisation

Flexible, simple and personalised offers

- **Video, the most relevant adjacent service to drive value**
  - Movistar+ (SP); leading position allows capturing market growth
  - Movistar Play (OTT); aggregator enriched with own content
- **Solid growth in UBB connected customers**
  - Retail: 13.9m, +14% y-o-y; wholesale 1.9m, +61% y-o-y
- **Global consumer platforms**
  - Unique services across countries
- **Convergent markets**
  - Good traction in Perú; 92k since launch in Jan-19
  - "M4M" in SP, more digital services and "Priority"
- **Mobile contract**
  - Roaming (all LatAm) and data sharing (ARG, CHI, COL)
  - Enriched portfolio launched in BRA; "M4M" and focus on loyalty
- **Prepaid**
  - New offers in PER & ARG; more benefits and personalisation

Expanding video base

(M Jun-19)



+16.2%
(19.7%)
+0.4%
+59.2%
+5.5%
y-o-y
5.7
3.1
8.8
1.2
10.0
IPTV/Cable
DTH
PayTV
OTT
Total

Movistar+ relevance through differentiation

- Movistar+ users (avg. daily)	8M (+3% y-o-y)
- Deferred consumption in M+	21% (+3 p.p. y-o-y)
- with own functionalities	14% (+1 p.p. y-o-y)
- Audience share of own channels in M+	15% (+1 p.p. y-o-y)
- Content Communities users	>2M Own Prod; >1M Sports
- Impact on CLV	⬇Churn; ⬆ARPU vs non-TV FBB

Digital Consumer Platforms

Play OTT video in all HispAm (MEX & ARG in Q1)

IS BIG OTT video in SP since June

"Smart WiFi", connectivity self-managed

"Movistar Car", first IoT consumer service in SP

"Movistar Money" in SP

Telefónica

5

B2B | Relevant growth, leading comms & IT portfolio

Q2 revenues: mid single digit increase

- **Corporate and Latam main growth drivers**
- **SME accelerating trend** mainly in Latam
- **H1 B2B Digital Revenues** (21% of B2B revs) €1,029m (+29.9% y-o-y; +26.0% in Q2)
  - **H1 Cloud**: +26.3% y-o-y
    - Google Cloud agreement, O365 licenses, +20% y-o-y (763K)
  - **H1 Security**: +32.8% y-o-y in H1
    - Microsoft agreement for cybersecurity; BOTECH FPI agreement for the bank sector
  - **H1 IoT**: +52.8% y-oy
    - Leader in their field, 1.8M H1 net adds

At the forefront of B2B customers digitalisation

- **The "Digital Core", the heart of our B2B value proposition** (Core Comms + Cloud + Security)
- **Business improvement, our main goal**
  - Growth: Shifting CX, expanding stores boundaries
  - Optimise: New IT to increase efficiency
  - Trust: Customer trust and privacy protection
  - Innovate: Data analytics, factory automation, start-ups

Business Revenues 2019

y-o-y organic



Q2
H1
20%
o/ Total Revenues
4.3%
5.1%
Total
€4,780m
5.6%
7.5%
Corporate
€2,718m
2.6%
2.1%
SME
€2,063m

Relevant deals

Schindler, Mercedes-Benz, Factory 56, Santander, BBVA

Telefónica

6

Best technological platforms


Cognitive Power
Products & Services
IT & Systems
Physical Assets

4P Artificial Intelligence

AURA
7 Countries

Pioneer in data capabilties

Data normalisation & Data Analytics; Open APIs
"Movistar Home" evolves to an open service ecosystem
Cognitive Centers: 100% mobiles customers in BRA

3P Leading technology provider

Q2 Digital Revenues *y-o-y organic*

€1,907m
+19.0%


6.1%
32.0%
33.4%
Video
Cloud+IoT+Sec
Content

Holistic proposal

Own digital services
Best in class third parties
Start-ups community

1P Network & 2P IT Transformation towards cloud

LEADING NETWORK & IT EXPERIENCE

#1 FTTx/Cable

World's largest UBB/FTTH footprint (ex-China)
121m
premises passed

53m
own

78% LTE

#1 Full Stack

30%
customers

#1 Virtualisation

UNICA
10 OBs

66% digital
processes

Fiber vs DSL (SP): 3.1x traffic; -30% churn

A NEW TECHNOLOGY CYCLE

Fiber is our carrier for the next 30 years
G-PON , 10 GPON, 25-50 GPON

Better starting point in 5G due to fiber
Massive MIMO, OpenRAN, OSM

Open & Digital Architecture

Cutting edge home equipment — 34M own devices

Switching-off legacy (copper, 2G) — >400 CO's closed

DIGITAL NETWORK CLOUD NATIVE

Virtual
Full automated
Programable

Converged & Scalable
x2 speed & capacity
every year

More efficient
Multi access edge-computing
40% CapEx need in core network (vs former)

Telefónica
7

Q2 19 Results Mr. Ángel Vilá COO

Spain | Improved commercial activity on superior offering Proven success of differential value Net adds Q1 19 Q2 19 • Access growth in all value services in Q2 (0.1) (0.2) (0.3) (0.3) (0.2) Churn q-o-q • Solid TV net adds despite end of football season (p.p) 326 • Convergent accesses (22.8m); +7% y-o-y 163 85 125 - Larger base in high-end: 28% of total (+1 p.p. y-o-y) 3 11 13 37 - Accelerated growth in UBB bundles (x2.4 q-o-q) (59) - O2 maintains traction (141) • Churn reduction across services Fixed Pay TV Mobile Retail Fiber Convergent voice Contract • Q2 convergent €88.5 ARPU (+0.3% vs. Q1 19) (3%) +4% +7% +13% +7% Access y-o-y - -1.2% vs. Q2 18; weaker trend vs Q1 on phasing and tariff upgrade impact, expected reversion in Q3 • Proven pricing power, improved CLV High-value o/convergent Fiber uptake 27% 81% Fiber & TV pillars of sustainable leadership 44% 22.2m • Fiber uptake continues growing; increasing ROCE Pay TV UBB • Movistar+ exceeds 4M subs; high engagement Uptake FTTH prem. passed y-o-y +3 p.p. +6 p.p. y-o-y +3 p.p. 8

Spain | Service revenue growth for 8th straight quarter Service Revenues Q2 slowdown to be reversed in H2 y-o-y organic 0.8% 0.5% • Lighter growth due to tougher comps 0.4% 0.3% - Q2 “Consumer” decline on negative phasing and calendar from tariff upgrade 0.1% - Q2 “Business” +0.1% affected by seasonality Q2 18 Q1 19 Q2 19 H1 18 H1 19 - Q2 “Wholesale & Other” accelerate growth (+4.2%) • H2 to show y-o-y growth acceleration Service Revenue by Segment - B2C: ARPU uplift and sound commercial trends Q1 19 Q2 19 4.2% 3.0% OpEx higher growth impact on OIBDA 0.0% 0.1% 0.2% • Q2 OpEx +4.0% y-o-y organic (H1: +3.4%) (0.9%) - Higher y-o-y supplies on homogeneous MTRs - Lower personnel savings from Q2 B2C B2B Wholesale & Others • Q2 OIBDA -1.6% y-o-y organic (H1: -1.5%) OIBDA margin 2019 - Content cost y-o-y growth to ease from Q3 41.6% 42.5% • Q2 OIBDA margin organic: 39.8%; +1.0 p.p. vs Q1 despite higher trading • Strong cash conversion: H1 OpCF, €1,859m Q2 H1 y-o-y organic (0.8 p.p.) (0.7 p.p.) 9

Germany | Enhanced network supporting commercial performance

Strong trading quarter driven by O_2 and partners

- **High demand for O_2 Free & sustained retention focus**
- **Significant partner contribution** (4G focus)
- **H1 contract churn** improved by 0.1 p.p. y-o-y
- **Recognised by recent industry awards** (e.g. #1 in Connect shop, "very good" in Connect fixed BB test)
- **5G spectrum auction -** acquired 90 MHz in 2.1 & 3.6 GHz at €1.4bn; secured overall highly competitive frequency position

Contract net adds



k
+301
+607
Q2 19
H1 19

O_2 driving data growth



Avg. data usage of O2 contract LTE cust
LTE penetration
4.2GB
4.8GB
46%
48%
Q1 19
Q2 19

Sequential top-line improvement

- **Q2 revenues** (+0.9 p.p. q-o-q) **driven by MSR turnaround** (+0.6% y-o-y; +1.0 p.p. q-o-q) and **handset sales** (+12.9% y-o-y)
- **OIBDA** trends reflecting ongoing transformation & market investment as well as regulatory impacts (Q2: -€10m; H1: -€15m)
- **H1 CapEx** (+16.9% y-o-y); front-loaded LTE roll-out and network densification; a trend expected to normalise over the year

Revenues



y-o-y organic
+1.6%
+1.1%
Q2 19
H1 19
€1,785m
€3,564m

OIBDA margin



y-o-y organic
(0.9 p.p.)
(0.6 p.p.)
Q2 19
H1 19
32.4%
30.9%

Telefónica
10

UK | Delivering another robust set of results

Solid commercial trading

- **Continues to be UK's favourite network operator**
- **Mobile customer base grew to 33.3m (+4% y-o-y):**
  - Strong contribution from both, own brand contract (+6% y-o-y) and MVNO partners (+7% y-o-y)
  - Sector leading loyalty; postpay churn at 0.9% in Q2 & H1 19
- **66% LTE penetration** (+8 p.p. y-o-y)

O_2 contract net adds

(incl. M2M)



+392k
+612k
Q2 19
H1 19

O_2 has been recertified to the **Carbon Trust Standard for Supply Chain at level 3**, one of only three companies globally to achieve this highest level of certification



CARBON TRUST STANDARD
REDUCING CO2 IN THE SUPPLY CHAIN
Proud to be recognised for reducing our impact on the planet.
O2

Robust top- and bottom-line growth

- **Healthy revenue growth** driven by successful tariff portfolio
  - Further traction in handset & other revenue growth (+24.2% y-o-y in Q2; +21.4% in H1)
- **Strong OIBDA** growth supported by robust top-line
  - Q2: Net positive effect related to special factors (+€23m)
- **Q2 OIBDA** includes +€55m of IFRS 16 (H1: +€110m)
- **H1 CapEx** of €409m (+2.0% y-o-y) reflects continued investment in network capacity and customer experience

Revenues

y-o-y organic



+4.8%
+5.1%
Q2 19
H1 19
€1,720m
€3,411m

OIBDA

y-o-y organic



+9.2%
+6.4%
Q2 19
H1 19
€548m
€1,052m

OpCF

y-o-y organic



+10.0%
H1 19
€642m

Telefónica
11

Brazil | Unmatched quality assets sustains market leadership Best network, growing share & ARPU Contract net adds Prepaid Revenues Mobile (‘000) (y-o-y) • Vivo best rated network in terms of overall capacity, coverage and service quality according to “P3 Connect” mobile review (8.7%) 1,308 • Undisputed leadership: 32.2% market share (+0.2 p.p. y-o-y) 692 (11.2%) • Contract net adds improved q-o-q despite competition (18.2%) (16.6%) (19.0%) - “M4M” strategy: +9% in pure contract accesses since Aug-19 (21.4%) Q2 19 H1 19 - Q2 churn stable at 1.8% Q1 Q2 Q3 Q4 Q1 Q2 • Better prepaid on new offerings and tariffs update (+20% in March & April) 2018 2019 • Total mobile ARPU +1.5% vs. Q2 18 FTTH (premises passed in m) FTTH connected Fixed • Improving mix fosters ARPU growth (FBB Q2 ARPU: +16.0% y-o-y) 1.6M 0.6M 2.2M - FTTH uptake (23%, +2 p.p. y-o-y) 9.5 7.6 2.0 - 12 new cities passed in Q2 (142 cities covered) - Selectively overlaying FTTH in best FTTC footprints - IPTV accesses +33%. Q2 Pay Tv ARPU: 5.5% y-o-y Jun-18 Jun-19 12

Brazil | Sound FCF growth despite Capex acceleration Revenue growing despite punctual deceleration Revenues y-o-y organic Q4 18 Q1 19 Q2 19 • Continued growth on handsets (+31.9%; H1: +42.3%) (2.8%) (4.0%) (3.5%) - MSR (+0.1%; H1: +0.8%) Fixed revenue (3.2%) - Postpaid (+3.7% vs. H1: +5.9%). Tariff changes positively impacting in Q3 19 (5.2%) 1.7% (5.4%) - Prepaid improving on better top-ups trends 0.5% 0.4% - Fixed: 4.7% 4.2% Total Revenue 4.2% 3.0% - Transformation of the business drove q-o-q improvement 2.3% - Fixed ex-voice & access (weight o/fixed revs: +6 p.p. y-o-y to Mobile revenues 65%) 1.8% - FTTH (+55.1%); IPTV +40.5% Q1 Q2 Q3 Q4 Q1 Q2 OpEx 2018 2019 OpEx still well below inflation, benchmark OIBDA margin y-o-y organic IPCA 12 months 4.6% • H1 OIBDA +1.2% y-o-y 4.4% 3.7% 3.4% 2.7% 4.5% • Digitalisation savings sustain OIBDA margin above 40% 2.3% • H1 OpCF €1,117m (-6.6% y-o-y) on CapEx acceleration (+10.0%) 0.4% - 19% CapEx/Sales (+2 p.p. y-o-y) on business transformation (0.7%) • H1 FCF: +12.7% y-o-y (under Brazil reporting criteria) (1.9%) (1.9%) (3.4%) Q1 Q2 Q3 Q4 Q1 Q2 13 2018 2019

South Hispam | Service revenue improving across the region Accesses (Jun-19) Value KPI’s behind service revenue improvement y-o-y organic FTTx Contract • Positive contract net adds in all countries • Fiber take-up: 31% (+3 p.p.) 39% • Better fixed rev. trends on: fiber and lower legacy drag 51% • Q2 ARGENTINA (Revs. €671; OIBDA €181m) 35% 8% +30% - Revenue (+47.8%) & OIBDA (+35.1%) y-o-y acceleration 3% - Strong trading momentum: contract net adds (+67k), FTTX (+37k) 2% & IPTV (+32k) 1% • Q2 CHILE (Revs. €487m; OIBDA €170m) Hispam South Argentina Peru Chile - Service rev. continued improving (flat y-o-y ex regulation) - Fixed rev. turned positive for the first time in 10 Qs - OIBDA (-1.9%, stable ex. regulation) Revenues 2019 OIBDA 2019 • Q2 PERU (Revs. €535m; OIBDA €125m) y-o-y organic y-o-y organic 17.6% 18.6% - Better service rev. trend (-1.6%; vs. -4.9% in Q1, +1.0% ex. reg.) 15.2% thanks to fixed tariffs update and Convergence offer performance (92k) 7.0% - OIBDA (ex capital gains) sequentially stable in last 3 Qs Q1 Q2 Q1 Q2 14

North Hispam | Sound commercial performance in value segments

Financials strongly affected by Mexico headwinds

- **Positive contract net adds in main countries**
- OIBDA ex. Mexico +7.6% y-o-y in Q2

- **Q2 COLOMBIA** (Revs. €352m; OIBDA €131m)
  - Acceleration in contract net adds with a “M4M” strategy
  - Revenues +2.3%; OIBDA +11.6% y-o-y (+26M€ capital gains)

- **Q2 MEXICO** (Revs. €316m; OIBDA €24m)
  - Improving commercial trends: positive net adds in contract for 3 Qs
  - Revenue trend improved q-o-q. OIBDA still hit by spectrum fees/regulation

- **Q2 CAM** (Revs. €159m; OIBDA €59m)
  - Revenues: +7.7%, OIBDA: +13.1%
  - Disposals of Nicaragua and Guatemala already closed

Accesses (Jun-19)

y-o-y organic



FTTx
Contract
2%
8%
4%
8%
1%
Hispam North
Colombia
Mexico

Revenues

y-o-y organic



1.2%
0.2%
Q1 19
Q2 19

OIBDA

y-o-y organic



(14.9%)
(13.0%)
Q1 19
Q2 19

Telefonica

15

Telxius | Strengthening value creation Expanding infrastructure under solid financials Revenues & OIBDA 2019 Towers & Tenants Net adds y-o-y organic Ex-MAREA effect # Towers Tenants • Towers portfolio expansion (Tenancy Ratio: 1.36x) Revenues OIBDA Base (Jun 19) - Accelerating Build To Suit (1.8x vs Q1 new towers) - Acquisition of 658 towers in Peru (Tenancy Ratio 1.0x) 965 +3.7% +5.1% +4.9% +7.0% 1600 23,8891100Tenants • Cable: Sale of capacity in MAREA 1400 900 1200 +16.4% Base (EOP 18) 700 • Q2 Revenues +3.7% y-o-y ex-MAREA (Towers: +10.9%) +14.2% +14.1% 1000 796 800 17,550500Towers • Q2 Reported OIBDA impacted by IFRS16 (+€26M); Margin +10.2% 285 60022,639 300 57.5% (+0.6 p.p. y-o-y ex MAREA) 400 200 75 100 • H1 CapEx -76% y-o-y (ex-Peru acquisition) 16,6790 -100 Q2 H1 Q1 19 Q2 19 Tenancy 1.36x Ratio A story of growth and visibility Towers Tenants (ex anchor tenant*) # # - Since 2016, enlarged portfolio (+11% to 17.6k towers) - Strong comercial activity: +43% in other-than-anchor tenants 17,550 +43% 6,339 Superior growth profile; mid-to-high single digit in rev. - +11% and OIBDA in the last two years 4,443 - Room for further organic growth 15,870 - High visibility on future CF generation Dec-16 Jun-19 Dec-16 Jun-19 * Anchor Tenant: First tenant in a Tower, both at BTS and when Tower is acquired 16

Improving Customer Value via Devices Driving up handset sales… …whilst improving customer value Org. y-o-y Phoenix: Digital Renewal Program Higher ARPU 16.7% 16.1% -1 p.p. CHURN Analysis for UK, BR, MEX, SP, ARG. Q2 19 H1 19 ✓ Fast Rollout 8 countries in 2019 (5 already) ✓ Increased handset x40 in COL digital sales ✓ High customer satisfaction The opportunity in renewals Hardware; optimising the sales cycle B2C contract Enablers Group Avg. Group Benchmark handset renewal (yearly) Buy-Back 3% >10% Attach rate> $300 30% <1% 2nd Hand ~2% captured by TEF Total sales ~7% (8 M) Insurance Attach rate ~15% <1% Accessories Attach rate ~20% 17

Digital Transformation; evolving customer experience

Gross savings



45% achieved in H1
>€300M
>€340M
>€1Bn
FY 18
Incremental FY 19
Cumulative FY 20

Agile Mindset

40% **Digital Sales Experience**

- Acceleration of **digital channels operations**
  - +28% vs. H1 18
  - Personalisation, digital marketing, automation, Advanced Analytics
  - SP: >70% of personalised offers

35% **Digital Customer Service**

- **Contact Centers** (-12% vs. H1 18 of B2C calls)
  - **Cognitive platforms**: mobile customers migrated in PE and BRA
  - Use of **Digital Channels** (Bots)
  - **Advanced Analytics** in process revision
- **Blockchain** launch in BRA (CPE)

25% **Process Automation**

- **>600 robots deployed in H1**; biggest project in the industry
- **Robot factories** in almost all countries
  - Positive results in service quality and cost savings (commercial)

☐ % over achieved savings

Telefónica

18

Optimising Networks

Network sharing agreements

- ✓ **Faster roll-out and higher quality**
- ✓ Smart CapEx allocation, OpCF efficiencies

Germany: Agreement with Vodafone

- **Access to Vodafone's cable networks (24M Households)**
- Complementary to infrastructure cooperation agreements
- Expanding fixed network offering nationwide

Brazil: Agreement with TIM

- **2G Sharing in a Single Grid model**
- **Sharing 4G in 700MHz for cities <30K pop.**
- CapEx & OpEx savings redirected for 4.5G & FTTH

UK: Agreement with Vodafone

- **NW sharing to speed up super-fast 5G roll-out**
- Sharing active equipment on joint NW sites
- Sharing physical elements at c.2,700 sites

Switching-off legacy

- ✓ Decommissioning infrastructure & reusing spectrum
- ✓ Capturing value from asset freed monetisation

Rationalising mobile networks

- **2G/3G spectrum reuse** to increase capacity
- Higher 4G **spectral efficiency** (x2.4 vs 3G)

Migration to FTTH; Copper closure

- Decommission of CO's
- CO's transformed into Edge Data Centers

>400 CO's closed (SP)

>1,500 announced (SP)

Legacy systems decommission

- **Full Stack,** harmonisation, systems decommission

422 systems switched-off vs Dec-16

Plan to accelerate & standardise copper shutdown

- **Relevant efficiencies in OIBDA** (assets sales, energy and maintenance) and **CapEx** (deploy and maintenance)
- **6 Years plan: 2020 - 25**

Telefónica

19

Q2 19 Results Ms. Laura Abasolo CFCO

H1 Net Income +2.8% y-o-y to 1.8bn€ H1 19 Reported €m IFRS-16 impact +768 -783 -101 -87 +7.4% +19.1% reported reportedv 8,702 (5,248) (6.6%) +70.0% (41.8%) reported reported (5.3%) reported reported +2.8% reported 3,454 7 (651) (756) (267) 1,787 OIBDA D&A OI Associates Net financial Taxes Minorities Net Income expenses H1 18 H1 18: Court Rulingv BZ Court Ruling BZ DTAv in MEX EPS €0.32 +12.0% y-o-y 20

FX impact neutralised at FCF

Lower FX drag in Q2

- **FX negative factor in Q2 OIBDA y-o-y**
- **FX drag softened y-o-y**
  - Revs (Q2: -4.1 p.p.; H1: -4.5 p.p.)
  - OIBDA (Q2: -3.6 p.p.; H1: -4.1 p.p.)
  - BRL and ARS sequentially improving trends

-€332m FX impact at OIBDA down to -€91m at FCF

- Lower CapEx & taxes in local currency an offsetting factor
- FX evolution helping to reduce net debt (-€49m)

FX headwinds



FX reduces OpEx
FX reduces CapEx, Taxes & others
FX reduces NDebt
Revenues
-€1,099m
OIBDA
-€332m
FCF
-€91m
Net Debt
-€49m 12M rolling

FX impact in H1 FCF



€m
OIBDA
CapEx
Taxes
WC + Interest + Others
FCF
(332)
+180
+64
(2)
(91)

Telefónica
21

FCF generation remains strong 2019 FCF incl. lease principal payments FCF +€1,135m y-o-y €m €m +78.0% Negative seasonality Q1 Tax refund 2,756 5,339 +€702m 2.6x y-o-y +35.1% 3,587 1,408 1,348 (669) 111 2,756 (972) (831) Q1 Q2 H1 FCF 1,429 1,350 2,779 ex-spectrum OpCF WC Interest Taxes, FCF Lease FCF ex-spectrum payments minorities ex-lease principal incl & principal payments leases Others payments Deleverage through FCF Net financial debt €bn FCF ex spectrum to improve in H2 41.1 40.2 FCF: sustainable driver for further deleverage Dec-18 Jun-19 22

Steady net debt reduction Net Financial Debt €m -844 € billions ND/OIBDA ND/OIBDA ND/OIBDA 2.62x 2.62x 2.56x 41,074 (2,756) 726 40,230 (1.5) 419 (321) 1,275 38.7 (186) Dec-18 FCF Hybrid Shareholder Pre-retirement Net financial FX & Jun-19 Post-closing Jun-19 replacement remun. (incl. commitments investments Others events including Post- closing events hybrid coupons) €47.8bn incl. IFRS-16 Leases 5,339 (669) (972) 471 (583) (831) 2,756 OpCF ex- Working Net interest Tax Dividend to Lease FCF spectrum capital payment minorities, principal accrued spectrum & others payments Post-closing events: sale of Telefónica Costa Rica, Telefónica Móviles Panamá, Telefónica Móviles El Salvador and Data Centers 23

Strong liquidity thanks to attractive long-term financing Sources of long-term financing Net Debt maturities 2019 YTD | €bn Hybrids LME Mar 18 & Mar 19 Jun-19 | €bn; not considering hybrid NC dates Annual coupons -102bps to 4.1% Avg. years to call from 3.2Y to 4.9Y 76% debt Avg. debt life of 0.5 6.4 10.3Y 1.0 in fixed rates 1.3 (9.0Y Dec-18) 1.5 5.4 4.6 1.1 Cash > gross 1.0 maturities 2019 2020E 2021E € Green USD Bonds € Bonds Hybrids Financing at Bank Total Bond Subsidiaries Financing Liquidity position Interest payment costs Jun-19 | €bn Jun-19 98% LT 13.1 23.9 3.55% (0.2 p.p.) 10.8 3.35% Cash position Undrawn credit Liquidity position lines & synd. Jun-18 Jun-19 credit facilities 24

Conclusion Mr. José María Álvarez-Pallete Chairman & CEO 30

Concluding remarks Q2 | Consistent trends Cov. Excellent network leadership; world’s largest UBB/FTTH footprint (ex-China) UBB/FTTH 121m LTE 78% Avg. Higher avg. revenue per access driving into continued earnings increase Rev/Acces +4.4% H1 EPS +12.0% H1 45% of 2019E Digital transformation; accelerating customer impact whilst reducing costs savings digitalisation Good growth; profitable & sustainable Revenue +3.7% OIBDA +1.6% 9th consecutive quarter of net debt reduction Net Debt -€0.8Bn in H1 On track to meet 2019 guidance 25

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 25, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.